FORM 53-901F (FORMERLY FORM 27) UNDER SECTION 85(1) OF THE BRITISH COLUMBIA SECURITIES ACT
FORM 27 UNDER SECTION 118(1) OF THE ALBERTA SECURITIES ACT
FORM 27 UNDER SECTION 75(2) OF THE ONTARIO SECURITIES ACT
FORM 27 UNDER SECTION 73 OF THE QUEBEC SECURITIES ACT
FORM 27 UNDER SECTION 81(2) OF THE NOVA SCOTIA SECURITIES ACT
FORM 26 UNDER SECTION 76(2) OF THE NEWFOUNDLAND SECURITIES ACT
FORM 25 UNDER SECTION 84(1)(B) OF THE SASKATCHEWAN SECURITIES ACT
NATIONAL POLICY 40 MANITOBA/NEW BRUNSWICK
(INDIVIDUALLY, THE “ACT” AND COLLECTIVELY, THE “SECURITIES ACTS”)

MATERIAL CHANGE REPORT

Item 1:	Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

Bema Gold Corporation (“Bema” or the “Company)
Suite 3100, Three Bentall Centre,
595 Burrard Street
Vancouver, B.C. V7X 1J1
Telephone: (604) 681-8371

Item 2:	Date of Material Change

October 5, 2005

Item 3:	Press Release

The Press Release was disseminated on October 5, 2005 to the Toronto Stock Exchange, the American Stock Exchange and the AIM market operated by the London Stock Exchange plc. as well as through various other approved public media and was SEDAR filed with the Provincial Securities Commissions.

Item 4:	Summary of Material Change(s)

A summary of the nature and substance of the material change is as follows:

Bema Gold Corporation (“Bema”) announced that it has closed the previously announced “bought deal” public offering with a syndicate of Canadian underwriters. Bema issued and sold 41.72 million common shares at CDN$2.85 per common share and the underwriters have also exercised their option to purchase an additional 8.35 million common shares at the offering price for aggregate gross proceeds of CDN$142.7 million.

Item 5:	Full Description of Material Change

Bema announced that it has closed the previously announced “bought deal” public offering with a syndicate of Canadian underwriters. Bema has issued and sold 41.72 million common shares at CDN$2.85 per common share and the underwriters have also exercised their option to purchase an additional 8.35 million common shares at the offering price for aggregate gross proceeds to Bema of CDN$142.7 million. Proceeds from this offering will be used to further advance the Kupol Property in Russia and for general corporate purposes.

The underwriters received aggregate commission of CDN$6.4 million in the offering, as per the underwriting agreement dated September 20, 2005, filed by the Company on sedar and available at www.sedar.com.

Item 6:

Reliance on Section 85(2)(BC) of the Securities Act (British Columbia) or Section 118(2) of the Securities Act (Alberta) or Section 84(2) of the Securities Act (Saskatchewan) or Section 75(3) of the Securities Act (Ontario) or Section 73 of the Securities Act (Quebec) or Section 81(3) of the Securities Act (Nova Scotia)

Not applicable.

Item 7:	Omitted Information

Not applicable

Item 8:	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Roger Richer, Vice-President, Administration, General Counsel and Secretary
Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, B.C. V6E 4S3
Telephone: (604) 681-8371

Item 9:	Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Vancouver, British Columbia, this 11th day of October, 2005.